Andy Williams · 2nd

Head Coach @ Precollege Development Academy Arizona

- Real Salt Lake
- University of Rhode Island

South Jordan, Utah, United States · **Contact info**

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Experience

Head Scout
Real Salt Lake
Jan 2012 – Present · 10 yrs

Education


University of Rhode Island
1994 – 1998

St. Georges College

Skills

Scouting · 35

 Endorsed by 12 colleagues at Real Salt Lake

Soccer · 26

Endorsed by Robert Boyle and 1 other who is highly skilled at this

 Endorsed by 5 colleagues at Real Salt Lake

Player Development · 19

 Endorsed by 3 colleagues at Real Salt Lake

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Interests

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University of Rhode Island
102,636 followers

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St. Georges College
5,258 followers

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